Exhibit 99.2

For Immediate Release	January 9, 2006

CANADIAN SUPERIOR ENERGY INC. HIGHLIGHTS WESTERN CANADIAN PRODUCTION,

EQUITY FINANCINGS AND ITS FIRST OFFSHORE WELL FOR TRINIDAD AND TOBAGO

CALGARY, ALBERTA - (CCNMatthews – January 9, 2006) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today that its year end 2005 exit production rate was 3,470 boe/d, up 27% from the production rate at the beginning of the year.  Part of the increase in year end exit production can be directly attributed to the Company’s recently announced successful new Coal Bed Methane (“CBM”) Natural Gas Project in its Drumheller core producing area that has been placed on stream.  Drumheller is centered in the heart of recent record coal bed natural gas rights land sales.

Furthermore, the Company is pleased to report that prior to year end 2005, its Wellsite Geohazard Field Survey Work and Biological Baseline Survey Work on its “Intrepid” Block 5(c), approximately 96 kilometers (60 miles) off the east coast of Trinidad, was completed in anticipation of its first exploration well planned for drilling on this block in Q2 (2006).  The Company is currently in the process of contracting an offshore semi-submersible drilling rig for this well and has now completed the procurement of all casing, wellhead and related long lead-time critical items needed for the well, which will be one of the deepest wells recently drilled in the area.

Canadian Superior has become a significant acreage holder in Trinidad and Tobago with 135,041 gross acres, and the Company’s “Intrepid” Block 5(c) encompasses 80,041 net acres.  Trinidad and Tobago is one of the most coveted oil and gas basins in the world and supplies approximately 80% of North America’s liquid natural gas (LNG).

In addition, the Company is pleased to report that in the fall of 2005, it raised and is in the process of completing equity financings totaling $28.7 million to fund its continuing growth in 2006 in Canada and in Trinidad and Tobago.  As of year end 2005 Canadian Superior was debt free.

In addition, in regards to Canadian Superior’s Coal Bed Methane (“CBM”) Natural Gas Project noted above, as of year end 2005, the first 35 Coal Bed Methane (“CBM”) wells in the Drumheller area were tied-in and are on production, with an additional 15 wells planned to be tied-in and be on production prior to the end of January 2006.  The Company has an average 30% working interest in these non-operated wells that are producing from the Horseshoe Canyon formation with net production of approximately 1,050 mcf per day from the first 35 wells.  When the additional 15 wells are tied-in and on production, the Company anticipated the net production from these first 50 wells to be in excess of 1.5 mmcf per day.

Canadian Superior has approximately 170 gross sections (108,800 acres) of high working interest land holdings in its core Drumheller area with potential for Coal Bed Methane production, and it also has an additional 24 sections of land holdings with CBM potential in the Wildunn area of Alberta.  Recent record land sales (December 14, 2005) in the immediate Drumheller area have achieved prices of as high as approximately $456,000/section ($712/acre).  The Company intends to build on its solid non-operated foundation and plans to commence drilling on its extensive high working interest CBM acreage in the area during 2006.

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta

Canada   T2P 4H2

Investor Relations

Phone: (403) 294-1411

Fax:     (403) 216-2374

www.cansup.com